

15005011



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 07 2015
Washington, DC 20549

No Act
PE 1/7/15

January 7, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-7-15

Michelle M. Warner
Motorola Solutions, Inc.
m.warner@motorolasolutions.com

Re: Motorola Solutions, Inc.

Dear Ms. Warner:

This is in regard to your letter dated January 7, 2015 concerning the shareholder proposal submitted by United Church Funds, Andra AP-fonden (Second Swedish National Pension Fund - AP2), Tredje AP-fonden (Third Swedish National Pension Fund - AP3) and Fjärde AP-fonden (Fourth Swedish National Pension Fund) for inclusion in Motorola Solutions' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Motorola Solutions therefore withdraws its December 22, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Kathryn McCloskey
United Church Funds
katie.mccloskey@ucfunds.org



Motorola Solutions, Inc.
1303 E. Algonquin Road,
Schaumburg, IL 60196
U.S.A.

Telephone: +1 847 538 5476
Fax: +1 847 576 3628
Email: M.Warner@motorolasolutions.com

January 7, 2015

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Motorola Solutions, Inc.
Shareholder Proposal of United Church Funds, and co-filers

Ladies and Gentlemen:

I am writing on behalf of Motorola Solutions, Inc., a Delaware corporation (the ***"Company"***), with regard to our letter dated December 22, 2014 (the ***"No-Action Request"***) concerning the shareholder proposal and statement in support thereof (the ***"Proposal"***) submitted by United Church Funds, with co-filers Andra AP-fonden (Second Swedish National Pension Fund – AP2), Tredje AP-fonden (Third Swedish National Pension Fund – AP3), and Fjarde AP-fonden (Fourth Swedish National Pension Fund) (collectively, the ***"Proponent"***) which requested confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(12)(iii) under the Securities Exchange Act of 1934, the Company omitted the Proposal from the Company's proxy materials for its 2015 Annual Meeting of Shareholders.

The Proponent has withdrawn the Proposal by letter dated January 7, 2015 (attached as **Exhibit A** to this letter). In reliance on the Proponent's letter, the Company is withdrawing the No-Action Request.

If the staff has any questions with regard to this matter, or requires additional information, please contact me at (847) 538-5476 or at m.warner@motorolasolutions.com.

Sincerely,

Michelle M. Warner

Michelle M. Warner
Deputy General Counsel,
Corporate Vice President and Secretary

Attachments

cc: United Church Fund
Second Swedish National Pension Fund
Third Swedish National Pension Fund
Fourth Swedish National Pension Fund

Exhibit A


UNITED CHURCH FUNDS

A Century of Service

January 7, 2015

Ms. Michelle Warner
Deputy General Counsel and Secretary
Motorola Solutions, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60196

SENT VIA EMAIL

Dear Ms. Warner,

On behalf of United Church Funds and all co-filing organizations, which have previously delegated authority to United Church Funds, I withdraw the shareholder proposal on human rights policy filed with the company on November 13, 2014. Pursuant to your communication of December 22, 2014, we have been advised that this proposal may be omitted by the company according to Rule 14a-8 under the Securities and Exchange Act of 1934 and therefore will not seek to have it included in the materials for the 2015 annual meeting.

United Church Funds continues to be concerned with the way our company's policies guide its operations in international zones of conflict, and we would welcome the opportunity to discuss this matter in an engagement format.

Should you wish to engage in such a dialog, do not hesitate to contact me at 212.729.2608.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility
212.729.2608

CC: Ms. Kristin Kruska, Motorola Solutions
Second Swedish National Pension Fund
Third Swedish National Pension Fund
Fourth Swedish National Pension Fund

475 Riverside Drive, Suite 1020 · New York, NY 10115 · Toll-Free 877-806-4989 · Fax 212-729-2601
info@unitedchurchfunds.org · unitedchurchfunds.org



Motorola Solutions, Inc.
1303 E. Algonquin Road,
Schaumburg, IL 60196
U.S.A.

Telephone: +1 847 538 5476
Fax: +1 847 576 3628
Email: M.Warner@motorolasolutions.com

December 22, 2014

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Motorola Solutions, Inc.
Shareholder Proposal of United Church Funds, with co-filers [list]

Ladies and Gentlemen:

We submit this letter on behalf of Motorola Solutions, Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by United Church Funds, with co-filers Andra AP-Fonden (Second Swedish National Pension Fund – AP2), Tredje AP-fonden (Third Swedish National Pension Fund – AP3), and Fjarde AP-fonden (Fourth Swedish National Pension Fund) (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the ***"2015 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal, the Supporting Statement and the Proponent's cover letter submitting the Proposal are attached hereto as **Exhibit A**.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Michelle Warner, on behalf of the Company, via email at M.Warner@motorolasolutions.com.

I. SUMMARY OF THE PROPOSAL

On November 17, 2014, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> Resolved, shareholders request the Board to review and amend, where applicable, within ten months of the 2015 Annual Meeting, Motorola Solutions' policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2015 Proxy Materials in reliance on paragraph (i)(12)(iii) of Rule 14a-8, as the proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2010, 2011 and 2014 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(12)(iii) as It Relates to Substantially the Same Subject Matter as Three Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received ... [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

1. The Proposal Deals with Exactly the Same Subject Matter as Three Shareholder Proposals that were Included in the Company's Proxy Materials within the Last Five Years

The Proposal is virtually identical to three previously submitted proposals and deals with exactly the same subject matter (collectively, the ***"Previous Proposals"***). The Previous Proposals were submitted by the Presbyterian Church (U.S.A.) with various co-filers, as follows:

(i) First, the Company included a shareholder proposal in its 2010 proxy materials for the annual meeting held on May 3, 2010 (the ***"2010 Proposal,"*** attached as **Exhibit B**);
(ii) Second, the Company included a shareholder proposal in its 2011 proxy materials for the annual meeting held on May 2, 2011 (the ***"2011 Proposal"***) attached as **Exhibit C**); and
(iii) Third, the Company included a shareholder proposal in its 2014 proxy materials for the annual meeting held on May 5, 2014 (the ***"2014 Proposal"***) attached as **Exhibit D**).

As noted above, under Rule 14a-8(i)(12), a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years."

The Proposal deals with the same subject matter—reviewing and amending the Company's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards --as the Previous Proposals. The resolved clauses of the 2010, 2011 and 2014 Proposals are virtually identical to that of the Proposal. The only differences between the Proposal and the Previous Proposals are related to (i) the year of annual meeting referenced in the clause and (ii) the name of the Company (the 2010 and 2011 Proposals reference to the Company's predecessor name). As noted above, Rule 14a-8(i)(12) permits a proposal to be excluded if it is substantially the same as prior proposals. It does not require the proposal to be identical to prior proposals. See *Exchange Act Release 34-20091* (August 16, 1983).

In addition to the language of the proposal itself, the Proposal and each of the Previous Proposals include supporting statements that are substantially similar, as they all present the proponent's statements regarding the views of investors on the subject matter of the proposal and the Company's ability to amend a human-rights policy. The 2010 Proposal and the 2011 Proposal supporting statements are identical; there is some minor wording variation in the supporting statement for the 2014 Proposal as compared to the 2010 and 2011 Proposals, however, the supporting statement in the 2014 Proposal is identical to the supporting statement in the current Proposal. In *ConocoPhillips* (Mar. 5, 2009), the Staff clarified that variations in supporting statements did not impact the applicability of Rule 14a-8(i)(l2). Based upon the Staff's exclusion in *ConocoPhillips* the minor variations in the supporting statements are not significant to the determination that the proposals share the same substantive concerns.

Based upon the virtually identical proposals, the substantially similar supporting statements in the Previous Proposals and the supporting statement in the Proposal, it is the

Company's view that the Proposal and the Previous Proposals deal with "substantially the same subject matter" for purposes of Rule 14a-8(i)(12).

2. ***The Proposal is Excludable Because the Most Recently Submitted of the Previous Proposals Did Not Receive the Support Necessary for Resubmission***

When a previous proposal (or proposals) addressed substantially the same subject matter as a current proposal, Rule 14a-8(i)(12) establishes thresholds with respect to the percentage of shareholder votes cast for the most recent previous proposal that was included in the Company's proxy materials. The most recently submitted of the Previous Proposals, the 2014 Proposal, was included in the Company's 2014 proxy materials. Consistent with the Staff guidance in Staff Legal Bulletin 14 (Jul. 13, 2001) (***"Staff Legal Bulletin 14"***), (1) the Company has "previously included a proposal or proposals dealing with substantially the same subject matter" in its proxy materials within the past three calendar years; and (2) the Company has included such a proposal three times "over the preceding five calendar years." Accordingly, as described in Staff Legal Bulletin 14, "the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on." The voting calculation under Rule 14a-8(i)(12) requires consideration of votes for and votes against a proposal; abstentions and broker non- votes are not included. *See* Staff Legal Bulletin 14. According to the Company's Form 8-K filed on May 7, 2014 (attached as **Exhibit E**), there were 11,631,551 votes cast in favor of, and 171,832,048 votes cast against, the 2014 Proposal. Staff Legal Bulletin 14 states that the calculation is to be made as follows: Votes for the Proposal/(Votes against the Proposal+ Votes for the Proposal)= Voting Percentage. Using the votes cast with regard to the proposal at the annual meeting of shareholders at which the identical proposal was submitted to a vote of shareholders, the 2014 Proposal received 6.33% of the vote: 11,631,551/(11,631,551 + 171,832,048) = 11,631,551/183,463,599 = 0.0633.

Thus, the 2014 Proposal failed to receive 10% of the vote, for purposes of Rule 14a-8(i)(12), at the Company's 2014 annual meeting of shareholders. As Rule 14a-8(i)(12)(iii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years," it is the Company's view that it may exclude the Proposal in reliance on Rule 14a-8(i)(12)(iii).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (847) 538-5476.

Sincerely,

Michelle M. Warner

Michelle M. Warner
Deputy General Counsel, Corporate Vice President and Secretary

Attachments

cc: United Church Fund
Second Swedish National Pension Fund
Third Swedish National Pension Fund
Fourth Swedish National Pension Fund

Exhibit A - 2015 Proposal


UNITED CHURCH FUNDS
A Century of Service


RECEIVED
NOV 17 2014
MOTOROLA SOLUTIONS
LAW DEPT.

VIA OVERNIGHT DELIVERY

November 13, 2014

Mr. Gregory Q. Brown, Chairman, President and CEO
Motorola Solutions, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Dear Mr. Brown:

United Church Funds has been a shareholder of Motorola Solutions, Inc. since the company's inception. We continue to be concerned that our company's human rights policies are not sufficient to ensure that our company's practices will conform to all relevant international human rights and humanitarian standards, especially in international zones of conflict. As a socially responsible investor, we believe that our company can avoid undue risks in reviewing and amending these policies where applicable

Consistent with this belief, United Church Funds hereby files the enclosed resolution and supporting statement for consideration and action at your 2015 Annual Meeting. In brief, the proposal requests Motorola Solutions to review and amend, where applicable, its policies related to human rights that guide international and U.S. operations, extending policies to include licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on the company's website within ten months of the Annual Meeting.

As required by SEC Regulation 14A-8, United Church Funds has held Motorola Solutions, Inc. common stock valued over $2,000 continually for a period of one year prior to the date of this filing letter. United Church Funds will hold the SEC-required ownership position through the 2015 Annual Meeting, and will have the shares represented at the Annual Meeting. Attestation of our beneficial ownership of shares in Motorola Solutions, Inc., as stated by our custodian BNY Mellon, is enclosed.

We hope Motorola Solutions will respond positively to this resolution by accepting dialogue with the filers and any co-filers. Should you wish to engage in such a dialogue, please do not hesitate to contact me at 212.729.2608.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility

ENCL: Shareholder Resolution
Attestation of Beneficial Ownership – BNY Mellon

475 Riverside Drive, Suite 1020 · New York, NY 10115 · Toll-Free 877-806-4989 · Fax 212-729-2601
info@unitedchurchfunds.org · unitedchurchfunds.org

2015 Motorola Solutions Shareholder Resolution on Human Rights Policy

Whereas, Motorola Solutions faces increasingly complex problems as the international, social, and cultural context within which it operates changes.

Companies confront ethical and legal challenges arising from diverse cultural, political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola Solutions does business in countries with human rights challenges including China, Malaysia, Russia, Colombia and Israel and the Occupied Palestinian territories, for example.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights that should be reflected in the policies of Motorola Solutions. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the ILO and the International Covenant on Economic, Cultural and Social Rights. We believe these documents can inform a revision of our company's human rights policies. Also, United Nations resolutions and country reports of special rapporteurs, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Subcommission on the Promotion and Protection of Human Rights in 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

We believe companies with comprehensive policies may accrue significant commercial advantages through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved, shareholders request the Board to review and amend, where applicable, within ten months of the 2015 Annual Meeting, Motorola Solutions' policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe our company's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents, we believe our company's policies should reflect a more comprehensive understanding of human rights.

Our company should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Equally important, Motorola Solutions should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement, independent monitoring, and transparent, comprehensive reporting will assure shareholders of our company's global leadership.

Andra
AP-fonden
Second Swedish National Pension Fund - AP2

Mr. Gregory Q. Brown, Chairman, President and CEO
Motorola Solutions, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196
USA

Göteborg November 17, 2014

Dear Mr. Brown,

I am writing on behalf of Andra AP-Fonden (Second Swedish National Pension Fund - AP2). The Ethical Council of the First, Second, Third and Fourth Swedish National Pensions Funds has long been concerned with issues of human rights, international law and humanitarian standards which have been receiving increasing attention and concern from a variety of stakeholders.

To this end and consistent with SEC Regulation 14A-12, AP2 hereby co-files the resolution submitted by the United Church Fund, enclosed resolution and supporting statement for consideration and action at your 2015 Annual Meeting.

In brief, the proposal requests Motorola Solutions to review and amend, where applicable, its policies related to human rights that guide international and U.S. operations, extending policies to include licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on the company's website within ten months of the Annual Meeting.

Consistent with SEC Regulation 14A-8, AP2 has held Motorola Solutions, Inc. common stock valued over $2,000 continually for a period of one year prior to the date of this filing letter. AP2 will hold the SEC-required ownership position through the 2015 Annual Meeting, and will have the shares represented at the Annual Meeting. Enclosed is a verification of ownership from our custodian, State Street.

We hope Motorola Solutions will respond positively to this resolution by accepting dialogue with the lead filer and co-filers. Should you wish to engage in such a dialogue, please do not hesitate to contact me at ulrika.danielson@ap2.se or the General Secretary of the Ethical Council John Howchin at john.howchin@ethicalcouncil.com or Kathryn McCloskey, United Church Fund at 212-729-2608.

Sincerely yours,



Ulrika Danielson
Head of Communication and HR, Second Swedish National Pension Fund – AP2

Enclosure: Shareholder Resolution
Verification of ownership
CC: Kathryn McCloskey, Director, Social Responsibility, United Church Funds

Andra AP-fonden
Box 11155
SE-404 24 Göteborg
Sweden

Visitors:
Östra Hamngatan 26-28

Tel. +46 31 704 29 00
Fax +46 31 704 29 99

E-mail: info@ap2.se
www.ap2.se

Corporate ID no.
857209-0606

2015 Motorola Solutions Shareholder Resolution on Human Rights Policy

Whereas, Motorola Solutions faces increasingly complex problems as the international, social, and cultural context within which it operates changes.

Companies confront ethical and legal challenges arising from diverse cultural, political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola Solutions does business in countries with human rights challenges including China, Malaysia, Russia, Colombia and Israel and the Occupied Palestinian territories, for example.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights that should be reflected in the policies of Motorola Solutions. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights. the core labor standards of the ILO and the International Covenant on Economic, Cultural and Social Rights. We believe these documents can inform a revision of our company's human rights policies. Also, United Nations resolutions and country reports of special rapporteurs, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Subcommission on the Promotion and Protection of Human Rights in 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

We believe companies with comprehensive policies may accrue significant commercial advantages through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved, shareholders request the Board to review and amend, where applicable, within ten months of the 2015 Annual Meeting, Motorola Solutions' policies related to human rights that guide its International and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe our company's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents, we believe our company's policies should reflect a more comprehensive understanding of human rights.

Our company should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Equally important, Motorola Solutions should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy coupled with implementation, enforcement, independent monitoring, and transparent, comprehensive reporting will assure shareholders of our company's global leadership.

AP3 Tredje AP-fonden

Mr. Gregory Q. Brown, Chairman, President and CEO
Motorola Solutions, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196
USA

Dnr: 2014/224

Stockholm November 18, 2014

Dear Mr. Brown,

I am writing on behalf of Tredje AP-fonden (Third Swedish National Pension Fund – AP3). The Ethical Council of the First, Second, Third and Fourth Swedish National Pensions Funds has long been concerned with issues of human rights, international law and humanitarian standards which have been receiving increasing attention and concern from a variety of stakeholders.

To this end and consistent with SEC Regulation 14A-12, AP3 hereby co-files the resolution submitted by the United Church Funds, enclosed resolution and supporting statement for consideration and action at your 2015 Annual Meeting.

In brief, the proposal requests Motorola Solutions to review and amend, where applicable, its policies related to human rights that guide international and U.S. operations, extending policies to include licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on the company's website within ten months from the Annual Meeting.

Consistent with SEC Regulation 14A-8, AP3 has held Motorola Solutions, Inc. common stock valued over $2,000 continually for a period of one year prior to the date of this filing letter. AP3 will hold the SEC-required ownership position through the 2015 Annual Meeting, and will have the shares represented at the Annual Meeting. Enclosed is a verification of ownership from our custodian, Northern Trust.

We hope Motorola Solutions will respond positively to this resolution by accepting dialogue with the lead filer and co-filers. Should you wish to engage in such a dialogue, please do not hesitate to contact me at peter.lundkvist@ap3.se or the General Secretary of the Ethical Council John Howchin at john.howchin@ethicalcouncil.com or Kathryn McCloskey, United Church Funds at 212-729-2608.

Sincerely yours,



Peter Lundkvist

Head of Corporate Governance
Third Swedish National Pension Fund – AP3

Enclosure: Shareholder Resolution
Verification of ownership
CC: Kathryn McCloskey, Director, Social Responsibility, United Church Funds

Tredje AP-fonden / Third Swedish National Pension Fund
Postal address: Box 1176, SE-111 91 Stockholm, Sweden
Visiting address: Vasagatan 7, Stockholm
Telephone: +46 (0)8-555 17 100
Facsimile: +46 (0)8-555 17 120
E-mail: info@ap3.se

2015 Motorola Solutions Shareholder Resolution on Human Rights Policy

Whereas, Motorola Solutions faces increasingly complex problems as the international, social, and cultural context within which it operates changes.

Companies confront ethical and legal challenges arising from diverse cultural, political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola Solutions does business in countries with human rights challenges including China, Malaysia, Russia, Colombia and Israel and the Occupied Palestinian territories, for example.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights that should be reflected in the policies of Motorola Solutions. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the ILO and the International Covenant on Economic, Cultural and Social Rights. We believe these documents can inform a revision of our company's human rights policies. Also, United Nations resolutions and country reports of special rapporteurs, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Subcommission on the Promotion and Protection of Human Rights in 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

We believe companies with comprehensive policies may accrue significant commercial advantages through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved, shareholders request the Board to review and amend, where applicable, within ten months of the 2015 Annual Meeting, Motorola Solutions' policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe our company's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents, we believe our company's policies should reflect a more comprehensive understanding of human rights.

Our company should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Equally important, Motorola Solutions should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement, independent monitoring, and transparent, comprehensive reporting will assure shareholders of our company's global leadership.

FJÄRDE AP-FONDEN

Mr. Gregory Q. Brown, Chairman, President and CEO
Motorola Solutions, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Dnr:2014/120

Stockholm 2014-11-18

Dear Mr. Brown:

I am writing on behalf of the Fourth Swedish National Pension Fund, beneficial owner of 81 865 shares of Motorola Solutions, Inc. common stock. The Ethical Council of the First, Second, Third and Fourth Swedish National Pensions Funds has long been concerned with issues of human rights, international law and humanitarian standards which have been receiving increasing attention and concern from a variety of stakeholders.

To this end and consistent with SEC Regulation 14A-12, the Fund hereby co-files the resolution submitted by the United Church Fund, enclosed resolution and supporting statement for consideration and action at your 2015 Annual Meeting.

In brief, the proposal requests Motorola Solutions to review and amend, where applicable, its policies related to human rights that guide international and U.S. operations, extending policies to include licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on the company's website within ten months from the Annual Meeting .

Consistent with SEC Regulation 14A-8, the Fund has held Motorola Solutions, Inc. common stock valued over $2,000 continually for a period of one year prior to the date of this filing letter. The Fund will hold the SEC-required ownership position through the 2015 Annual Meeting, and will have the shares represented at the Annual Meeting. Enclosed is a verification of ownership from our custodian, Northern Trust.

We hope Motorola Solutions will respond positively to this resolution by accepting dialogue with the filers, us as co- filers and any other co-filers. Should you wish to engage in such a dialogue, please do not hesitate to contact, Arne Lööw, Head of Corporate Governance, at arne.loow@ap4.se or the General Secretary of the Ethical Council John Howchin at john.howchin@ethicalcouncil.com or Kathryn McCloskey at United Church Funds at 212-729-2608.

Sincerely yours,

FJÄRDE AP-FONDEN



Ulrika Malmberg-Liviin
General Counsel



Per Colleen
Head of Swedish Equities

Fjärde AP-fonden
Fourth Swedish National Pension Fund
P.O Box 3069/ Regeringsgatan 30-32 +46 8 787 75 00
103 61 Stockholm, info@ap4.se
Sweden www.ap4.se

2015 Motorola Solutions Shareholder Resolution on Human Rights Policy

Whereas, Motorola Solutions faces increasingly complex problems as the international, social, and cultural context within which it operates changes.

Companies confront ethical and legal challenges arising from diverse cultural, political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola Solutions does business in countries with human rights challenges including China, Malaysia, Russia, Colombia and Israel and the Occupied Palestinian territories, for example.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights that should be reflected in the policies of Motorola Solutions. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the ILO and the International Covenant on Economic, Cultural and Social Rights. We believe these documents can inform a revision of our company's human rights policies. Also, United Nations resolutions and country reports of special rapporteurs, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Subcommission on the Promotion and Protection of Human Rights in 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

We believe companies with comprehensive policies may accrue significant commercial advantages through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved, shareholders request the Board to review and amend, where applicable, within ten months of the 2015 Annual Meeting, Motorola Solutions' policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe our company's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents, we believe our company's policies should reflect a more comprehensive understanding of human rights.

Our company should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Equally important, Motorola Solutions should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement, independent monitoring, and transparent, comprehensive reporting will assure shareholders of our company's global leadership.

PROPOSAL NO. 4

SHAREHOLDER PROPOSAL RE: "SHAREHOLDER RESOLUTION ON HUMAN RIGHTS POLICY"

The Company has been advised that the Presbyterian Church (U.S.A.), the beneficial owner of 750 shares intends to submit the following proposal for consideration at the 2010 Annual Meeting. The following proposal has also been co-filed by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church and the Mercy Investment Program.

2010 Motorola Shareholder Resolution on Human Rights Policy

Whereas, Motorola, as a global corporation, faces increasingly complex problems as the international social, and cultural context within which Motorola operates changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, protection of the environment and sustainable community development. Motorola does business in countries with human rights challenges including China, Malaysia, Russia, and Israel and the occupied Palestinian territories.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights—civil, political, social environmental, cultural and economic—that should be reflected in Motorola's policies. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the International Labor Organization, and the International Covenant on Economic, Cultural and Social Rights. We believe that these documents will help inform Motorola's revision of its human rights policy. Also, United Nations resolutions and reports of the special rapporteurs on countries where Motorola does business, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Sub-Commission on the Promotion and Protection of Human Rights in August 2003 are helpful, as are the comprehensive human rights policies developed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

As companies formulate comprehensive policies, we believe significant commercial advantages may accrue through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

RESOLVED, shareholders request the Board to amend, where applicable, within ten months of the 2010 Annual Meeting, Motorola's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe Motorola's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we are not recommending any specific provision of the above-named documents be included in the revised policy, we believe that our company's policies should reflect a more comprehensive understanding of human rights.

Motorola should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Going beyond internal practices, however, Motorola should be able to provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement and independent monitoring, will assure shareholders of Motorola's global leadership.

PROPOSAL NO. 6

STOCKHOLDER PROPOSAL RE: "SHAREHOLDER RESOLUTION ON HUMAN RIGHTS POLICY"

The Company has been advised that the Presbyterian Church (U.S.A.), the beneficial owner of 750 shares (107 shares following the Reverse Stock Split) intends to submit the following proposal for consideration at the 2011 Annual Meeting. The following proposal has also been co-filed by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church, Sisters of Charity of the Incarnate Word, Houston, TX, Mount St. Scholastica Benedictine Sisters, The Marianists, United Church Foundation, Catholic Health East and Sisters of Charity of the Incarnate Word, San Antonio, TX . Please note, all references to "Motorola" were made by the shareholder prior to the name change of Motorola, Inc. to Motorola Solutions, Inc. We have not modified the language of the stockholder's proposal.

2010 Motorola Solutions Shareholder Resolution on Human Rights Policy

Whereas, Motorola, as a global corporation, faces increasingly complex problems as the international social, and cultural context within which Motorola operates changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, protection of the environment and sustainable community development. Motorola does business in countries with human rights challenges including China, Malaysia, Russia, and Israel and the occupied Palestinian territories.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights—civil, political, social environmental, cultural and economic—that should be reflected in Motorola's policies. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the International Labor Organization, and the International Covenant of Economic, Cultural and Social Rights. We believe that these documents will help inform Motorola's revision of its human rights policy. Also, United Nations resolutions and reports of special rapporteurs on countries where Motorola does business, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Sub-Commission on the Promotion and Protection of Human Rights in August 2003 are helpful, as are the comprehensive human rights policies developed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

As companies formulate comprehensive policies, we believe significant commercial advantages may accrue through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

RESOLVED, shareholders request the Board to amend, where applicable, within ten months of the 2010 Annual Meeting, Motorola's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe Motorola's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we are not recommending any specific provision of the above-named documents be included in the revised policy, we believe that our company's policies should reflect a more comprehensive understanding of human rights.

Motorola should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Going beyond internal practices, however, Motorola should be able to provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement and independent monitoring, will assure shareholders of Motorola's global leadership.

Table of Contents

PROPOSAL NO. 4 — STOCKHOLDER PROPOSAL RE: "HUMAN RIGHTS POLICY"

The Company has been advised that Presbyterian Church (U.S.A.), beneficial owner of 107 shares, intends to submit the following proposal for consideration at the Annual Meeting. The following proposal has also been co-filed by (i) Mercy Investment Services, Inc., (ii) Second Swedish National Pension Fund, (iii) Third Swedish National Pension Fund, (iv) Fourth Swedish National Pension Fund, and (v) United Church Fund. We have not modified the language of the stockholder's proposal.

Whereas , Motorola Solutions faces increasingly complex problems as the international, social, and cultural context within which it operates changes.

Companies confront ethical and legal challenges arising from diverse cultural, political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola Solutions does business in countries with human rights challenges including China, Malaysia, Russia, Colombia and Israel and the Occupied Palestinian territories, for example.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights that should be reflected in the policies of Motorola Solutions. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the ILO, and the International Covenant on Economic, Cultural and Social Rights. We believe these documents can inform a revision of our company's human rights policies. Also, United Nations resolutions and country reports of special rapporteurs, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Sub-Commission on the Promotion and Protection of Human Rights in 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

We believe companies with comprehensive policies may accrue significant commercial advantages through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved , shareholders request the Board to review and amend, where applicable, within ten months of the 2014 Annual Meeting, Motorola Solutions' policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe our company's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents, we believe our company's policies should reflect a more comprehensive understanding of human rights.

Our company should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Equally important, Motorola Solutions should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement, independent monitoring, and transparent, comprehensive reporting will assure shareholders of our company's global leadership.

MOTOROLA SOLUTIONS, INC.

FORM 8-K
(Current report filing)

Filed 05/07/14 for the Period Ending 05/05/14

Address	1303 E ALGONQUIN RD SCHAUMBURG, IL 60196
Telephone	8475765000
CIK	0000068505
Symbol	MSI
SIC Code	3663 - Radio and Television Broadcasting and Communications Equipment
Industry	Communications Equipment
Sector	Technology
Fiscal Year	12/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Exhibit E - 8-K Filed 05-07-14

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 5, 2014

Motorola Solutions, Inc.
(Exact Name of Registrant as Specified in Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

1-7221	**36-1115800**
(Commission File Number)	**(IRS Employer Identification No.)**
1303 East Algonquin Road **Schaumburg, Illinois**	**60196**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (847) 576-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit E - 8-K Filed 05-07-14

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Company held its annual meeting of stockholders on May 5, 2014, and the following matters were voted on at that meeting:

1. The election of the following directors, who will serve until their respective successors are elected and qualified or until their earlier death or resignation:

Director	For	Against	Abstain	Broker non-votes
Gregory Q. Brown	200,669,615	4,328,041	954,258	17,129,014
Kenneth C. Dahlberg	204,608,352	1,059,765	283,797	17,129,014
David W. Dorman	204,597,063	1,068,932	285,919	17,129,014
Michael V. Hayden	204,288,976	1,376,806	286,132	17,129,014
Judy C. Lewent	205,240,534	429,332	282,048	17,129,014
Anne R. Pramaggiore	204,329,343	1,342,278	280,293	17,129,014
Samuel C. Scott III	202,936,562	2,728,159	287,193	17,129,014
Bradley E. Singer	204,556,570	1,108,147	287,197	17,129,014

2. The stockholders approved, on an advisory (non-binding) basis, the Company's executive compensation, by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
202,147,425	3,374,169	430,320	17,129,014

3. The ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2014 was ratified by the stockholders, by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
220,650,618	2,052,237	378,073	n/a

4. A stockholder proposal on a human rights policy was defeated by the stockholders, by the votes set forth in the table below.

For	Against	Abstain	Broker Non-Votes
11,631,551	171,832,048	22,488,315	17,129,014

5. A stockholder proposal on political disclosure and accountability was defeated by the stockholders, by the votes set forth in the table below.

For	Against	Abstain	Broker Non-Votes
42,567,515	135,829,436	27,554,963	17,129,014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTOROLA SOLUTIONS, INC.
(Registrant)

Dated: May 7, 2014

By: /s/ Michelle M. Warner
Name: Michelle M. Warner
Title: Corporate Vice President, Deputy General Counsel and Secretary